Mail Stop 4561

August 10, 2006

By U.S. Mail and Facsimile to (973) 694-3114

Ms. Nandini S. Mallya
Vice President and Interim Chief Financial Officer
Lincoln Park Bancorp
31 Boonton Turnpike
Lincoln Park, New Jersey 07035

> **Re:** **Lincoln Park Bancorp**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-51078**

Dear Ms. Mallya:

We have reviewed your response dated July 21, 2006 and have the following additional comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1: Summary of Significant Accounting Policies
Net Income per Share, page 24

1. We note your response to our prior comment and your intended revisions to your Form 10-KSB for the year ended December 31, 2005. Please include the following information in your amended Form 10-K to provide transparent disclosure to your investors:

- Provide a footnote in the forefront of your financial statements that describes the nature of the restatement;

- Provide tabular presentation of the impact of the restatement on earnings per share; and

- Label all columns affected by the restatement as "restated" in order to provide an appropriate level of prominence to the restatement.

2. Please confirm that your auditors intend to reissue their audit opinion to reflect the restatement. Refer to AU Section 561.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with drafts of your intended revisions prior to filing an amendment. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Angela Connell
Senior Accountant